

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Mr. Eugene Chiaramonte, Jr.
President
Kentucky Energy, Inc.
18B East 5th Street
Paterson, NJ 07524

Re: Kentucky Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 23, 2010
Response Letter Dated January 21, 2011
File No. 000-32131

Dear Mr. Chiaramonte:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2009</u>

<u>General</u>

1. We remind you of your obligation under Regulation S-T to file electronically on EDGAR all correspondence to us. Please note your response submitted via facsimile and US Mail on January 21, 2011 did not comply with the requirements in Regulation S-T. In

addition, your request for Rule 83 confidential treatment in such correspondence did not appear to be submitted in accordance with the procedures outlined in 17 CFR 200.83. We will consider your Rule 83 request at such time as you have complied with those procedures.

Report of Independent Registered Public Accounting Firm, page 35

2.   We note your response to our prior comment 13. We are not in a position to agree with your conclusion; the omission of an auditor's report on any of the financial statement periods required to be presented represents a material deficiency in your filing. Please amend your filing to include an audit report (or combination of reports) that opine on all the periods required to be presented and included in your filing.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Reclassification, page F-17

3.   It is unclear from your response to our prior comment 15 whether you believe the reclassification represents a change in accounting estimate or a correction of an error in previously issued financial statements. Please clarify for us the nature of this reclassification and tell us the basis for your conclusion. If you believe the change was immaterial, please provide a summary of your qualitative and quantitative considerations pursuant to FASB ASC 250-10-S99-1. Please also include a summary of all annual and interim periods affected and the quantitative impact upon those periods.

Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2009

General

4.   In regards to your response to our prior comment number one, we have reviewed your website as of 02/25/11 and cannot find the disclaimer. Please add the disclaimer as indicated by your previous response.

Description of Business, page 2
Gwenco Mines, page 6
Coal Reserves, page 12

5.   In regards to your response to our prior comment number two, please modify your entire filing to state your proven and probable reserves as such, adding a statement that the distinction between these two classifications cannot be determined by your company. Please also remove all references to inferred and/or potential coal reserves or other coal classifications from your filing.

Gwenco Mines, page 8

6.   Regarding your response to our prior comment number three, please provide a draft copy of the section on page of your proposed modified or expanded disclosure to be included in your December 31, 2010 filing. Please note that Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act will require significant additional disclosure regarding safety and health.

Coal reserves, page 12

7.   In regards to your response to our prior comments numbers four, nine, 11 and 12, please provide a draft copy of the sections or pages of your proposed disclosure to be included in your December 31, 2010 filing.

8.   In regards to your proposed disclosure in response to our prior comment number five, please remove all inferred reserves from this table for reasons explained in the original comment number two and provide us with a draft copy of your modified reserve disclosure.

9.   In regards to your response to our prior comment number six, please disclose that you have received title opinions in your modified filing for fiscal year-end December 31, 2010 and provide a draft copy of the section or page of your proposed disclosure.

Properties, page 22

10.   In regards to our prior comment 10, please expand your proposed disclosure to provide a table with the production information for all your mining facilities in your annual filings. Please do not limit your disclosure to just the Slater's branch mine. Please provide a draft copy of the section or page of your proposed disclosure to be included with your December 31, 2010 filing.

Closing Comments

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief